Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

August 9, 2013	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Edward S. Best Direct Tel +1 312 701 7100 Direct Fax +1 312 706 8106 ebest@mayerbrown.com

Re:	Potbelly Corporation
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
Submitted February 4, 2013
CIK No. 0001195734

Dear Ms. Nguyen:

This letter is being furnished on behalf of Potbelly Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 15, 2013 to Aylwin Lewis, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing a third amended confidential draft registration statement (“Amendment No. 3”). Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the filing of the most recently amended confidential draft registration statement.

General

1.	We note your revised disclosure on page 54 regarding the CREST reports provided by the NPD Group. Please provide us with a copy of such data as it relates to the statements you make in the prospectus.

Mayer Brown LLP

Loan Lauren P. Nguyen

August 9, 2013

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 62 of the prospectus and is providing supplemental materials to the Staff from the NPD Group to support the statements made.

Prospectus Summary, page 1

The Neighborhood Sandwich Shop, page 1

2.	We note your response to our prior comment 1 and reissue in part. Please revise the first sentence on page 1 to state that it is your belief that your products are served by “welcoming” people and that your design elements create a “lively” atmosphere.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 39 and 60 of the prospectus accordingly regarding the use of “lively.” With respect to the use of “welcoming” to describe the Company’s employees, the Company notes its disclosure later in the same paragraph that its employees “are trained to engage with our customers in a genuine way to provide a personalized experience.” In light of this context, the Company respectfully submits that further qualification of its description of its employees as “welcoming” is not necessary.

Our Competitive Strengths, page 2

3.	We note your response to our prior comment 5 and reissue in part. Please revise to clarify what you mean by “wholesome” food. Also revise to balance the disclosure in the first paragraph by explaining what you mean by the term “‘artisanal-style’ hearth-baked bread” and clarifying that you do not bake your own breads on the premises on a daily basis.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company believes its food is “wholesome” because the items served are made from fresh, high quality ingredients, as provided in the disclosure. Nevertheless, the Company has revised pages 2, 40, 61 and 66 of the prospectus to remove certain uses of the term “wholesome”. The Company has also revised those same pages to remove the term “artisanal-style” and to clarify that the bread used on its sandwiches is delivered to its shops rather than baked on site.

Our Growth Strategy, page 3

4.	We note your response to our prior comment 9 and reissue in part. We continue to believe that the term “terrific returns” is not helpful to investors in an understanding of your financial strategic goals as you cannot provide any assurance that you will be able to achieve “terrific” returns. Also, the phrase may convey the idea that you are referring to returns to the shareholders. Please revise throughout accordingly.

Mayer Brown LLP

Loan Lauren P. Nguyen

August 9, 2013

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 64 of the prospectus accordingly.

Business, page 52

Our Competitive Strengths, page 53

Distinct, Deep-Rooted Culture: The Potbelly Advantage, page 54

5.	We note your response to our prior comment 16 and reissue in part. Please revise to state that it is your belief that the Potbelly Values “make Potbelly a place [your] employees love to work.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 of the prospectus accordingly.

Become a Global Iconic Brand, page 56

6.	We note your revised disclosure on page 56 that “[c]ustomers at [your] shops in new markets report positive recommendations from friends and family members who live in regions with established Potbelly shops.” Please revise to identify the method by which you have heard such reports. In this regard, we note your discussion of your various forms of customer feedback on page 58. Alternatively, please remove such disclosure.

Response: The Company acknowledges the Staff’s comment and has revised page 64 of the prospectus.

* * *

If you have any questions regarding the foregoing, fee free to contact the undersigned at (312) 701-7100.

Sincerely,

/s/ Edward S. Best

Edward S. Best

Cc:	Sonia Bednarowski, Securities and Exchange Commission
Kristin Shifflett, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Aylwin Lewis, Potbelly Corporation
Charlie Talbot, Potbelly Corporation
Matt Revord, Potbelly Corporation